                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1996

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

       For the transition period from                  to
                                      ----------------    ----------------

       Commission File Number 0-17506

                           --------------------------

A:     Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                   Audited Financial Statements and Schedules


                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1996 and 1995




                                      INDEX

Report of Independent Auditors ..........................................      1

Audited Financial Statements

     Statement of Net Assets Available for Benefits .....................      2
     Statement of Changes in Net Assets Available for Benefits ..........      4
     Notes to Financial Statements ......................................      6

Supplemental Schedules

     Assets Held for Investment Purposes ................................     11
     Reportable Transactions ............................................     13

                         Report of Independent Auditors


To the Participants of the
UST Inc.
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                               Ernst & Young LLP

May 2, 1997

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1996

                                                                       Information by Fund
                                            --------------------------------------------------------------------------
                                                                        FUNDS                              PARTICIPANT     TOTAL
                                              FUND A       FUND B      C AND D       FUND E      FUND F     LOAN FUND    ALL FUNDS
                                            ----------------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
      (cost: $25,862,396)                                            $81,137,869                                        $ 81,137,869
   Group trust funds--at fair value:
      Common stock (cost: $4,687,958)                    $9,660,734                                                        9,660,734
      Short-term investments (cost equal
         to fair value)                     $   988,620       1,065       14,780                                           1,004,465
      Guaranteed investment contracts        16,193,209                                                                   16,193,209
      Balanced Fund-at fair value
         (cost: $2,229,590)                                                        $2,407,810                              2,407,810
      Small Company Fund-at fair value
         (cost: $5,863,489)                                                                    $7,090,248                  7,090,248
                                            ----------------------------------------------------------------------------------------
Total investments                            17,181,829   9,661,799   81,152,649    2,407,810   7,090,248                117,494,335
                                            ----------------------------------------------------------------------------------------
Participant loans receivable                                                                               $3,793,532      3,793,532
Contributions receivable:
     Participants                               120,675      88,459      104,402       36,164     119,646                    469,346
     Employer                                       592                  282,977                                             283,569
Accrued income receivable                         1,747          61        1,274           20          67      20,326         23,495
Interfund receivables (payables), net           152,905     128,933     (470,064)       5,007      97,419      85,800             --
                                            ----------------------------------------------------------------------------------------
Total assets                                 17,457,748   9,879,252   81,071,238    2,449,001   7,307,380   3,899,658    122,064,277
                                            ----------------------------------------------------------------------------------------

LIABILITIES
     Due to participants                         79,363       6,171      201,405        1,580      14,400       3,057        305,976
     Due to trustee                              10,917       3,194       18,412          141         422                     33,086
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits           $17,367,468  $9,869,887  $80,851,421   $2,447,280  $7,292,558  $3,896,601   $121,725,215
                                            ========================================================================================


                                                                  VALUATION
                                             UNITS                PER UNIT            AMOUNT
                                           ----------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                  1,273,894               $13.63          $ 17,367,468
   Fund B                                    262,825                37.55             9,869,887
   Funds C and D                           2,496,956                32.38            80,851,421
   Fund E                                    175,863                13.92             2,447,280
   Fund F                                    413,891                17.62             7,292,558
   Participant Loan Fund                   3,896,601                 1.00             3,896,601
                                                                                   ------------
                                                                                   $121,725,215
                                                                                   ============


See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1995

                                                                       Information by Fund
                                            --------------------------------------------------------------------------
                                                                        FUNDS                              PARTICIPANT     TOTAL
                                              FUND A       FUND B      C AND D       FUND E      FUND F     LOAN FUND    ALL FUNDS
                                            ----------------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
      (cost: $25,285,348)                                            $88,063,976                                        $ 88,063,976
   Group trust funds--at fair value:
      Common stock (cost: $3,842,322)                    $7,356,044                                                        7,356,044
      Short-term investments (cost equal
         to fair value)                     $ 1,343,180                       18                                           1,343,198
      Guaranteed investment contracts        16,825,180                                                                   16,825,180
      Balanced Fund-at fair value
         (cost: $1,518,647)                                                        $1,654,591                              1,654,591
      Small Company Fund-at fair value
         (cost: $3,633,941)                                                                    $4,702,851                  4,702,851
                                            ----------------------------------------------------------------------------------------
Total investments                            18,168,360   7,356,044   88,063,994    1,654,591   4,702,851                119,945,840
                                            ----------------------------------------------------------------------------------------
Participant loans receivable                                                                               $3,604,069      3,604,069
Contributions receivable:
     Participants                               154,229      84,438      137,134       38,767      92,595                    507,163
     Employer                                       729                  278,717                                             279,446
Accrued income receivable                         7,553          62          858           18          96      18,425         27,012
Interfund receivables (payables), net           115,733     (39,511)    (326,628)      32,939      30,867     186,600             --
                                            ----------------------------------------------------------------------------------------
Total assets                                 18,446,604   7,401,033   88,154,075    1,726,315   4,826,409   3,809,094    124,363,530
                                            ----------------------------------------------------------------------------------------

LIABILITIES
     Due to participants                         40,857      27,173      314,300        3,924       7,845      12,262        406,361
     Due to trustee                               6,491       2,435       29,630          406       1,625                     40,587
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits           $18,399,256  $7,371,425  $87,810,145   $1,721,985  $4,816,939  $3,796,832   $123,916,582
                                            ========================================================================================


                                                                  VALUATION
                                             UNITS                PER UNIT            AMOUNT
                                           ----------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                  1,427,140              $   12.89        $ 18,399,256
   Fund B                                    240,340                  30.67           7,371,425
   Funds C and D                           2,631,016                  33.38          87,810,145
   Fund E                                    138,897                  12.40           1,721,985
   Fund F                                    283,314                  17.00           4,816,939
   Participant Loan Fund                   3,796,832                   1.00           3,796,832
                                                                                   ------------
                                                                                   $123,916,582
                                                                                   ============


See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1996

                                                                       Information by Fund
                                            --------------------------------------------------------------------------
                                                                        FUNDS                              PARTICIPANT     TOTAL
                                              FUND A       FUND B      C AND D       FUND E      FUND F     LOAN FUND    ALL FUNDS
                                            ----------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                             $ 3,760,537                                       $  3,760,537
   Interest and other dividends             $ 1,065,557  $    1,032       10,094   $  203,646  $      784                 1,281,113
                                            ----------------------------------------------------------------------------------------
                                              1,065,557       1,032    3,770,631      203,646         784                 5,041,650
Interest on participant loans                                                                                $243,500       243,500
Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments:
      UST Inc. common stock                                           (2,686,019)                                        (2,686,019)
      Group trust funds                                   1,732,460                    52,761     157,849                 1,943,070
                                            ----------------------------------------------------------------------------------------
Investment income, net                        1,065,557   1,733,492    1,084,612      256,407     158,633     243,500     4,542,201
                                            ----------------------------------------------------------------------------------------
Contributions
     Participants                             1,962,955   1,179,593    1,537,478      472,002   1,471,098                 6,623,126
     Employer                                     7,427                3,865,260                                          3,872,687
                                            ----------------------------------------------------------------------------------------
                                              1,970,382   1,179,593    5,402,738      472,002   1,471,098                10,495,813
                                            ----------------------------------------------------------------------------------------
Total additions to net assets                 3,035,939   2,913,085    6,487,350      728,409   1,629,731     243,500    15,038,014
                                            ----------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
Participant distributions                     3,759,084   1,369,355   10,598,041      318,644     664,241     225,507    16,934,872
Administrative expenses                          79,488      26,209      169,983        5,528      13,301                   294,509
                                            ----------------------------------------------------------------------------------------
Total deductions from net assets              3,838,572   1,395,564   10,768,024      324,172     677,542     225,507    17,229,381
                                            ----------------------------------------------------------------------------------------
Net (decrease) increase prior to interfund
     transfers                                 (802,633)  1,517,521   (4,280,674)     404,237     952,189      17,993    (2,191,367)
Interfund transfers, net                       (229,155)    980,941   (2,678,050)     321,058   1,523,430      81,776           --
                                            ----------------------------------------------------------------------------------------
(Decrease) increase to net assets
     available for benefits                  (1,031,788)  2,498,462   (6,958,724)     725,295   2,475,619      99,769    (2,191,367)
Net assets available for benefits:
   Beginning of year                         18,399,256   7,371,425   87,810,145    1,721,985   4,816,939   3,796,832   123,916,582
                                            ----------------------------------------------------------------------------------------
   End of year                              $17,367,468  $9,869,887  $80,851,421   $2,447,280  $7,292,558  $3,896,601  $121,725,215
                                            ========================================================================================




See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1995

                                                                       Information by Fund
                                            --------------------------------------------------------------------------
                                                                        FUNDS                              PARTICIPANT     TOTAL
                                              FUND A       FUND B      C AND D       FUND E      FUND F     LOAN FUND    ALL FUNDS
                                            ----------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                             $ 3,515,753                                        $  3,515,753
   Interest and other dividends             $ 1,118,202  $      761        9,003   $   96,783  $   89,549                  1,314,298
                                            ----------------------------------------------------------------------------------------
                                              1,118,202         761    3,524,756       96,783      89,549                  4,830,051
Interest on participant loans                                                                              $   209,182       209,182
Net realized and unrealized appreciation
  in fair value of investments:
      UST Inc. common stock                                           14,690,229                                          14,690,229
      Group trust funds                                   1,826,009                   161,294     949,629                  2,936,932
                                            ----------------------------------------------------------------------------------------
Investment income, net                        1,118,202   1,826,770   18,214,985      258,077   1,039,178      209,182    22,666,394
                                            ----------------------------------------------------------------------------------------
Contributions
     Participants                             2,234,089   1,107,200    1,955,289      357,936     829,643                  6,484,157
     Employer                                    10,604                3,801,892                                           3,812,496
                                            ----------------------------------------------------------------------------------------
                                              2,244,693   1,107,200    5,757,181      357,936     829,643                 10,296,653
                                            ----------------------------------------------------------------------------------------
Total additions to net assets                 3,362,895   2,933,970   23,972,166      616,013   1,868,821      209,182    32,963,047
                                            ----------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
Participant distributions                     3,058,038     610,654    9,453,796       44,247     208,877       57,833    13,433,445
Administrative expenses                          46,900      12,408      106,845        2,225       5,443                    173,821
                                            ----------------------------------------------------------------------------------------
Total deductions from net assets              3,104,938     623,062    9,560,641       46,472     214,320       57,833    13,607,266
                                            ----------------------------------------------------------------------------------------
Net increase prior to interfund transfers       257,957   2,310,908   14,411,525      569,541   1,654,501      151,349    19,355,781
Interfund transfers, net                       (329,481)    414,248   (2,394,353)     402,827   1,756,597      150,162            --
                                            ----------------------------------------------------------------------------------------
(Decrease) increase to net assets
     available for benefits                     (71,524)  2,725,156   12,017,172      972,368   3,411,098      301,511    19,355,781
Net assets available for benefits:
   Beginning of year                         18,470,780   4,646,269   75,792,973      749,617   1,405,841    3,495,321   104,560,801
                                            ----------------------------------------------------------------------------------------
   End of year                              $18,399,256  $7,371,425  $87,810,145   $1,721,985  $4,816,939  $ 3,796,832  $123,916,582
                                            ========================================================================================




See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995




1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investments are recorded at fair value. The change in the difference between the fair value and the cost of investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. Proceeds for Funds C and D represent the market value of UST Inc. common stock on the valuation date of withdrawal ($32.38 - December 31, 1996; $26.88 - May 2,
1997). The guaranteed investment contracts, which are benefit responsive, are stated at contract value which approximates fair value.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year. In the event that the Plan is terminated, participants receive the fair value of their accounts.


2. DESCRIPTION OF PLAN

The Plan is an employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Wachovia Bank of North Carolina is the trustee for the Plan.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1996 and 1995


2. DESCRIPTION OF PLAN (CONTINUED)

The majority of employees may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by UST Inc. (the Company). Employees of Stimson Lane Ltd. (Stimson Lane) may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 3% of such contribution is subject to a 50% matching contribution by the Company.

In compliance with federal tax law, the maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution was limited to $9,500 in 1996 and to $9,240 in 1995. The maximum amount of compensation taken into account under the Plan is limited to $150,000 for any individual.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (an index fund, as defined), Fund C (common stock of UST Inc.), Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan allows participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund. The Plan's method of moving existing balances among funds is the fund transfer method. This method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund. During 1996, unit prices for contributions to and withdrawals from funds A, B, C, E and F ranged from $12.96 to $13.64, from $31.70 to $38.35, from $28.88 to $35.63, from $12.51 to $14.09 and from $16.26 to $20.30, respectively.

Effective November 1, 1996, the Plan was amended to eliminate current restrictions concerning transactions in the Plan by participants who are determined to be subject to the short-swing profit recovery rules of Section 16 of the Securities and Exchange Act of 1934, as amended, and to add that such participants will not be permitted to make elections resulting in an intra-plan transfer which involves the Company's common stock funds or in a cash distribution funded by a volitional disposition of the Company's common stock if such elections are made less than six months after the last election to engage in an "opposite-way" election, as defined in the Plan.

Company matching contributions are reduced by any forfeited amounts. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 1996 and 1995, no additional discretionary contributions have been made. Company matching contributions are invested in common stock of UST Inc. and are deposited in Fund D. Employees age 59 1/2 or older can direct investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Months during which a participant is eligible to participate in the Plan, but chooses not to, will not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1996 and 1995


2. DESCRIPTION OF PLAN (CONTINUED)

The Plan includes a loan feature for participants who are employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis, equal to the average of the prime lending rate of two local banks. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

Employees participating in the Plan are not subject to federal income tax on amounts contributed to the Plan by the Company or on amounts that such employees contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

The Plan permits payment of administrative expenses from Plan assets to the extent permissible under applicable law. Beginning in July of 1995, administrative expenses were paid by the Plan. Prior to July 1995 administrative expenses were paid by the Company. All costs and expenses with regard to the purchase or sale of investments were paid by the Plan in both years.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the fund's investments at each month end. The value of a unit for Funds A, B, E and F is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of the Company. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of his account. If a participant leaves the Company before becoming fully vested in the employer's contributions to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employer's contributions. Such forfeitures (1996--$55,749; 1995--$63,075) remain in Fund D and are applied to reduce employer contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1996 and 1995


3. PARTICIPANTS' INTERESTS (CONTINUED)

As of December 31, 1996, 1,941 employees were participants in the Plan. The number of employees participating in each fund at December 31 is as follows:

                       FUND                 1996              1995
                       ----                 ----              ----
                        A                  1,162             1,292
                        B                    930               815
                        C                  1,007             1,081
                        D                  1,831             1,872
                        E                    498               387
                        F                    928               680
                  Participant Loan           624               644

The accounting records for Funds C and D are combined, and are not separately maintained between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1996 and 1995 follows:

                                                          1996                                            1995
                                      ---------------------------------------------   ---------------------------------------------
                                         FUND C          FUND D           TOTAL          Fund C          Fund D           Total
                                      ---------------------------------------------   ---------------------------------------------
Contributions:
   Participants                       $  1,537,478                    $  1,537,478    $  1,955,289                    $  1,955,289
   Employer                                           $  3,865,260       3,865,260                    $  3,801,892       3,801,892
                                      ---------------------------------------------   ---------------------------------------------
Total Contributions                      1,537,478       3,865,260       5,402,738       1,955,289       3,801,892       5,757,181

Investment income                          321,832         762,780       1,084,612       3,642,924      14,572,061      18,214,985
Administrative expenses                   (169,983)                       (169,983)       (106,845)                       (106,845)
Participant distributions               (1,383,033)     (9,215,008)    (10,598,041)     (1,934,010)     (7,519,786)     (9,453,796)
Interfund transfers, net                (2,502,326)       (175,724)     (2,678,050)     (2,330,771)        (63,582)     (2,394,353)
                                      ---------------------------------------------   ---------------------------------------------
Net (decrease) increase                 (2,196,032)     (4,762,692)     (6,958,724)      1,266,587      10,790,585      12,017,172

Net  assets available for benefits:
   Beginning of year                    14,915,059      72,895,086      87,810,145      13,688,472      62,104,501      75,792,973
                                      ---------------------------------------------   ---------------------------------------------
   End of year                        $ 12,719,027    $ 68,132,394    $ 80,851,421    $ 14,915,059    $ 72,895,086    $ 87,810,145
                                      =============================================   =============================================

Units:
   Beginning of year                       446,894       2,184,122       2,631,016         491,066       2,227,964       2,719,030
                                      =============================================   =============================================
   End of year                             392,805       2,104,151       2,496,956         446,894       2,184,122       2,631,016
                                      =============================================   =============================================

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1996 and 1995


4. INVESTMENTS

The fair value, as determined by quoted market prices, of individual investments that represent 5% or more of net assets available for benefits are as follows:

                                                                  DECEMBER 31
                                                          ---------------------------
                                                             1996            1995
                                                             ----            ----
UST Inc. Common Stock; 1996 - 2,506,189 shares;
   1995 - 2,638,621 shares                                $81,137,869     $88,063,976

State Street Bank & Trust Company; Guaranteed
   Investment Contract Fund; 1996 - 16,193,209 units;
   1995 - 16,825,180 units                                 16,193,209      16,825,180

State Street Bank & Trust Company; Common Stock
   Fund; 1996 - 80,908 shares; 1995 - 75,787 shares         9,660,734       7,356,044

John Hancock Special Equities Fund;
  1996 - 282,368 shares; 1995 - 195,139 shares              7,090,248       4,702,851

Fund A (the fixed income fund, as defined) includes fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants.

The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.2% in 1996 and 5.9% in 1995. The crediting interest rate for all guaranteed investment contracts was 6.3% at December 31, 1996 and 6.0% at December 31, 1995.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, the trust which holds the assets of the Plan is not subject to tax under Section 501(a) of the IRC. The EBAC is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                             Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                                              DESCRIPTION OF INVESTMENT
                                              INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST, PAR OR                 TOTAL ALL FUNDS
       LESSOR OR SIMILAR PARTY                     MATURITY VALUE                  COST           FAIR VALUE
-------------------------------------------------------------------------------------------------------------
 UST Inc.                                    2,506,189 shares --
                                             Common Stock                       $25,862,396       $81,137,869
                                                                                -----------------------------

 Group Trust Funds:

 State Street Bank and Trust Company         80,908 shares --
                                             Common Stock Fund                    4,687,958         9,660,734
                                                                                -----------------------------
 State Street Bank and Trust Company         16,377 shares -- Short-term
                                             Investment Fund                         16,377            16,377

 State Street Bank and Trust Company         988,088 units -- Yield
                                             Enhanced Short-term
                                             Investment Fund                        988,088           988,088
                                                                                -----------------------------
Total                                                                             1,004,465         1,004,465
                                                                                -----------------------------
 State Street Bank and Trust Company
    Guaranteed Investment Contract Fund:

 Allstate Life Insurance Company             548,077 units, 4.94%,
                                               due September 30, 1997               548,077           548,077
 Allstate Life Insurance Company             953,899 units, 5.35%,
                                               due June 30, 1998                    953,899           953,899
 Capital Holding Corp.                       1,635,891 units, 5.98%,
                                               due September 30, 1998             1,635,891         1,635,891
 Capital Holding Corp.                       588,045 units, 6.73%,
                                               due December 31, 1998                588,045           588,045
 Capital Holding Corp.                       519,979 units, 6.78%,
                                               due December 29, 2000                519,979           519,979
 Continental Assurance                       1,169,537 units, 8.18%,
                                               due December 30, 1998              1,169,537         1,169,537
 Continental Assurance                       1,259,738 units, 6.49%,
                                               due April 2, 2001                  1,259,738         1,259,738
 Hartford Life Insurance Company             619,547 units, 4.76%,
                                               due June 30, 1997                    619,547           619,547
 Hartford Life Insurance Company             302,205 units, 6.03%,
                                               due December 31, 1997                302,205           302,205
 John Hancock Life Insurance Company         746,650 units, 4.95%,
                                               due December 31, 1997                746,650           746,650

                                    UST Inc.
                             Employees' Savings Plan
           Schedule of Assets Held for Investment Purposes (continued)
                                December 31, 1996


                                              DESCRIPTION OF INVESTMENT
                                              INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST, PAR OR                  TOTAL ALL FUNDS
       LESSOR OR SIMILAR PARTY                     MATURITY VALUE                  COST            FAIR VALUE
--------------------------------------------------------------------------------------------------------------
Metropolitan Life Insurance Company          313,184 units, 6.45%,
                                               due March 31, 1997               $   313,184       $    313,184
Metropolitan Life Insurance Company          179,621 units, 6.11%,
                                               due June 30, 1997                    179,621            179,621
Metropolitan Life Insurance Company          1,016,537 units, 6.80%,
                                               due June 30, 2000                  1,016,537          1,016,537
New York Life Insurance Company              587,670 units, 7.75%,
                                               due March 31, 1999                   587,670            587,670
New York Life Insurance Company              1,383,707 units, 6.50%,
                                               due September 30, 1999             1,383,707          1,383,707
Principal Mutual Life Insurance Company      314,167 units, 4.42%,
                                               due December 31, 1997                314,167            314,167
Principal Mutual Life Insurance Company      1,074,761 units, 6.05%,
                                               due June 30, 1999                  1,074,761          1,074,761
Principal Mutual Life Insurance Company      588,851 units, 7.85%,
                                               due June 30, 1999                    588,851            588,851
The Life Insurance Company of Virginia       584,494 units, 5.33%,
                                               due March 31, 1998                   584,494            584,494
The Life Insurance Company of Virginia       771,577 units, 6.82%,
                                               due September 29, 2000               771,757            771,757
Transamerica                                 1,034,892 units, 7.08%,
                                               due December 31, 2000              1,034,892          1,034,892
                                                                                ------------------------------
Total                                                                            16,193,209         16,193,209
                                                                                ------------------------------
American Balanced Fund                       165,485 shares
                                               investment fund                    2,229,590          2,407,810

John Hancock Special Equities Fund           282,368 shares
                                               investment fund                    5,863,489          7,090,248
                                                                                ------------------------------
Total Investments                                                               $55,841,107       $117,494,335
                                                                                ==============================

                                    UST Inc.
                             Employees' Savings Plan
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1996



                                                                                                 Net            Number
    Identity of                                     Purchase        Selling                      Gain             of
   Party Involved         Description of Asset      Price (1)      Price (1)   Cost of Asset    (Loss)       Transactions
-------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

State Street Bank and  Short-term Investment Fund
   Trust Company        Shares:
                         17,392,723                $17,392,723                  $17,392,723           --         224
                         17,376,364                               $17,376,364    17,376,364           --         165


State Street Bank and  Yield Enhanced Short-term
   Trust Company        Investment Fund Shares:
                          7,041,851                  7,041,851                    7,041,851           --          41
                          7,396,943                                 7,396,943     7,396,943           --          15

UST Inc.               Common Stock-Shares:
                            100,352                  3,261,171                    3,261,171           --          12
                            232,784                                 7,501,259     2,684,123   $4,817,136          20




THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING 1996.

(1) Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                       Consent of Independent Auditors



We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated May 2, 1997, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


                                               ERNST & YOUNG LLP



Stamford, Connecticut
May 5, 1997

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        UST INC. EMPLOYEES' SAVINGS PLAN



                                        /s/ ALTON W. ADAMS
                                        ----------------------------------------
                                            Alton W. Adams
                                            Chairman, UST Inc. Employee Benefits
                                            Administration Committee



Dated:  May 9, 1997